Filed Pursuant to Rule 424(b)(2)
Registration No. 333-277211
May 28, 2025
PRICING SUPPLEMENT
(To Prospectus dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and
ETF Underlying Supplement dated February 21, 2024)



HSBC USA Inc.

$863,000
Buffered Accelerated Market Participation Securities™

Linked to the iShares® MSCI EAFE ETF (the "Reference Asset")

► 1.50x exposure to any positive return of the Reference Asset, subject to a maximum return of 43.55%

► Protection from the first 15.00% of any losses of the Reference Asset

► Due May 30, 2028

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.



HSBC Buffered Note Video

http://uswealth.hsbcnet.com/videos/buffered_accelerated_notes.html

The Buffered Accelerated Market Participation Securities™ (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-12 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the Notes on the Trade Date is $977.44 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-6 of this document for additional information.

	Price to Public	Underwriting Discount	Proceeds to Issuer
Per Note	$1,000.00	$0.00	$1,000.00
Total	$863,000.00	$0.00	$863,000.00

(1) Neither HSBC USA Inc. nor any of its affiliates will pay an underwriting discount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-12 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value





HSBC USA Inc.

Buffered Accelerated Market Participation Securities™

Linked to the iShares® MSCI EAFE ETF

This document relates to a single offering of Buffered Accelerated Market Participation Securities™. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the performance of the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The iShares® MSCI EAFE ETF (Ticker: EFA).
Trade Date:	May 28, 2025
Pricing Date:	May 28, 2025
Original Issue Date:	May 30, 2025
Final Valuation Date:	May 24, 2028, subject to adjustment as described under "Additional Terms of the Notes - Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date:	May 30, 2028. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes - Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Upside Participation Rate:	150.00% (1.50x)
Maximum Cap:	43.55%
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value.
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Final Settlement Value:	*If the Reference Return is greater than or equal to zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of: (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and (b) $1,000 + ($1,000 × Maximum Cap). *If the Reference Return is less than zero but greater than or equal to the Buffer Percentage,* you will receive $1,000 per $1,000 Principal Amount (zero return). *If the Reference Return is less than the Buffer Percentage,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + [$1,000 × (Reference Return + 15.00%)]. Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below the Buffer Percentage. For example, if the Reference Return is -25.00%, you will suffer a 10% loss and receive 90% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return is less than the Buffer Percentage, you will lose some or a significant portion (up to 85.00%) of your investment.**
Buffer Percentage:	-15.00%
Initial Value:	$88.29, which was the Official Closing Price of the Reference Asset on the Pricing Date.
Final Value:	The Official Closing Price of the Reference Asset on the Final Valuation Date
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
CUSIP / ISIN:	40447CJL5 / US40447CJL54

Estimated Initial Value: The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 21, 2024, the prospectus supplement dated February 21, 2024, and the ETF Underlying Supplement dated February 21, 2024. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this document shall control.

You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this document, page S-1 of the prospectus supplement and page S-1 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The ETF Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025949/tm244959d4_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than or equal to zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:

(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and

(b) $1,000 + ($1,000 × Maximum Cap).

If the Reference Return is less than zero but greater than or equal to the Buffer Percentage, you will receive $1,000 per $1,000 Principal Amount (zero return).

If the Reference Return is less than the Buffer Percentage, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 15.00%)].

Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below the Buffer Percentage. For example, if the Reference Return is -25.00%, you will suffer a 10% loss and receive 90% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than the Buffer Percentage, you will lose some or a significant portion (up to 85.00%) of your investment.**

Interest

The Notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor

The reference sponsor of the EFA is iShares, Inc.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the value of the Reference Asset will increase over the term of the Notes.

▶ You are willing to invest in the Notes based on the Maximum Cap of 43.55%, which may limit your return at maturity.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below the Buffer Percentage of -15.00%.

▶ You understand and accept that your investment may not provide full return of principal.

▶ You are willing to forgo dividends or other distributions paid to holders of the Reference Asset or the stocks included in the Reference Asset.

▶ You do not seek current income from your investment.

▶ You are willing to hold the Notes to maturity.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to invest in the Notes based on the Maximum Cap of 43.55%, which may limit your return at maturity.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below the Buffer Percentage of -15.00%.

▶ You seek an investment that provides full return of principal.

▶ You prefer to receive the dividends or other distributions paid on the Reference Asset or the stocks included in the Reference Asset.

▶ You seek current income from your investment.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "—General Risks Related to Index Funds" in the ETF Underlying Supplement;

▸ "—Securities Prices Generally Are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the ETF Underlying Supplement; and

▸ "—Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

Your investment in the Notes may result in a loss.

You will be exposed to the decline in the Final Value from the Initial Value beyond the Buffer Percentage. Accordingly, if the Reference Return is less than the Buffer Percentage, your Payment at Maturity will be less than the Principal Amount of your Notes. You will lose some or a significant portion (up to 85.00%) of your investment at maturity if the Reference Return is less than the Buffer Percentage.

The amount payable on the Notes is not linked to the value of the Reference Asset at any time other than on the Final Valuation Date.

The Final Value will be based on the Official Closing Price of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of the Reference Asset appreciates during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than the Initial Value, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the value of the Reference Asset prior to such decrease. Although the actual value of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Final Value, the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on the Final Valuation Date.

The appreciation on the Notes is limited by the Maximum Cap.

You will not participate in any appreciation in the value of the Reference Asset (as multiplied by the Upside Participation Rate) beyond the Maximum Cap. You will not receive a return on the Notes greater than the Maximum Cap.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

Risks Relating to the Reference Asset

Changes that affect the value of the Reference Asset may affect the market value of the Notes and the amount you will receive on the Notes and the amount you will receive at maturity.

The policies of the reference sponsor of the Reference Asset concerning additions, deletions and substitutions of the stocks included in the Reference Asset, and the manner in which the reference sponsor takes account of certain changes affecting those stocks, may affect the value of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the value of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the Reference Asset and the value of and the return on the Notes.

Risks associated with non-U.S. companies.

The price of the EFA depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the EFA and, as a result, the value of the Notes.

The Notes will not be adjusted for changes in exchange rates.

Although the equity securities included in the EFA are traded in currencies other than U.S. dollars, and your Notes are denominated in U.S. dollars, the amount payable on your Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the EFA and therefore your Notes. The amount we pay in respect of your Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this document.

Even if our or our affiliates' stocks are held by the EFA, we or our affiliates will not have any obligation to consider your interests.

Our parent HSBC Holdings plc is currently one of the companies included in the MSCI EAFE Index, the underlying index to the EFA. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate actions.

General Risk Factors

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Trade Date and is less than the price to public. The Estimated Initial Value reflects our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. These costs will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

You will not have any ownership interest in the stocks included in the Reference Asset.

As a holder of the Notes, you will not have any ownership interest in the stocks included in the Reference Asset, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on those stocks, the Notes may underperform an investment in the stocks included in the Reference Asset.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to its Initial Value. We cannot predict the Final Value of the Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000
▶ Hypothetical Initial Value: $100.00
▶ Maximum Cap: 43.55%
▶ Upside Participation Rate: 150.00%
▶ Buffer Percentage: -15.00%

The hypothetical Initial Value of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value of the Reference Asset. The actual Initial Value of the Reference Asset is set forth on page PS-2 of this document.

Hypothetical Final Value	Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
$200.00	100.00%	$1,435.500	43.5500%
$180.00	80.00%	$1,435.500	43.5500%
$160.00	60.00%	$1,435.500	43.5500%
$142.63	42.63%	$1,435.500	43.5500%
$140.00	40.00%	$1,435.500	43.5500%
$130.00	30.00%	$1,435.500	43.5500%
$129.0333	**29.0333%**	**$1,435.500**	**43.5500%**
$120.00	20.00%	$1,300.000	30.0000%
$114.20	14.20%	$1,213.000	21.3000%
$105.00	5.00%	$1,075.000	7.5000%
$102.00	2.00%	$1,030.000	3.0000%
$101.00	1.00%	$1,015.000	1.5000%
$100.00	**0.00%**	**$1,000.000**	**0.0000%**
$97.00	-3.00%	$1,000.000	0.0000%
$94.00	-6.00%	$1,000.000	0.0000%
$92.50	-7.50%	$1,000.000	0.0000%
$91.00	-9.00%	$1,000.000	0.0000%
$88.00	-12.00%	$1,000.000	0.0000%
$85.00	**-15.00%**	**$1,000.000**	**0.0000%**
$70.00	-30.00%	$850.000	-15.0000%
$55.00	-45.00%	$700.000	-30.0000%
$40.00	-60.00%	$550.000	-45.0000%
$25.00	-75.00%	$400.000	-60.0000%
$10.00	-90.00%	$250.000	-75.0000%
$0.00	-100.00%	$150.000	-85.0000%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The value of the Reference Asset increases from the Initial Value of $100.00 to a Final Value of $114.20.

Reference Return:	14.20%
Final Settlement Value:	**$1,213.00**

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is less than the Maximum Cap, the Final Settlement Value would be $1,213.000 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 14.20% × 150.00%)

=$1,213.000

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the Upside Participation Rate when the Reference Asset appreciates and such Reference Return multiplied by the Upside Participation Rate does <u>not</u> exceed the Maximum Cap.

Example 2: The value of the Reference Asset increases from the Initial Value of $100.00 to a Final Value of $142.63.

Reference Return:	42.63%
Final Settlement Value:	**$1,435.50**

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is greater than the Maximum Cap, the Final Settlement Value would be $1,435.500 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Maximum Cap)

= $1,000 + ($1,000 × 43.55%)

= $1,435.500

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return is positive and such Reference Return multiplied by the Upside Participation Rate exceeds the Maximum Cap.

Example 3: The value of the Reference Asset decreases from the Initial Value of $100.00 to a Final Value of $92.50.

Reference Return:	-7.50%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than zero but greater than the Buffer Percentage of -15.00%, the Final Settlement Value would be $1,000.000 per $1,000 Principal Amount (a zero return).

Example 4: The value of the Reference Asset decreases from the Initial Value of $100.00 to a Final Value of $77.50.

Reference Return:	-22.50%
Final Settlement Value:	**$925.00**

Because the Reference Return is less than the Buffer Percentage of -15.00%, the Final Settlement Value would be $925.000 per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 15.00%)]

= $1,000 + [$1,000 × (-22.50% + 15.00%)]

= $925.000

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the value of the Reference Asset beyond the Buffer Percentage of -15.00%. **You will lose some or a significant portion (up to 85.00%) of your investment.**

DESCRIPTION OF THE REFERENCE ASSET

Description of the EFA

The iShares® MSCI EAFE ETF ("EFA") is an exchange-traded fund. The EFA seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE Index. The EFA invests in a representative sample of securities in the MSCI EAFE Index, generally investing around 90% of its assets in the MSCI EAFE Index and depository receipts based on the securities in the MSCI EAFE Index and may invest the remainder of its assets in securities not held by the MSCI EAFE Index, but which BlackRock Fund Advisors believe will help the EFA track its Underlying Index. Shares of the EFA are listed and trade on the NYSE Arca, Inc. under the ticker symbol "EFA."

For more information about the EFA, see "The iShares® MSCI EAFE ETF" beginning on page S-35 of the accompanying ETF Underlying Supplement.

Historical Performance of the EFA

The following graph sets forth the historical performance of the EFA based on the daily historical closing values from May 28, 2015 through May 28, 2025. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the EFA should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the EFA on the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of the Reference Asset, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. has offered the Notes at the price to public set forth on the cover page of this document. Neither HSBC USA Inc. nor any of its affiliates will pay an underwriting discount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes. We or one of our affiliates may pay a fee to one or more broker dealers for providing certain services with respect to this offering, which may reduce the economic terms of the notes to you.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-87 in the prospectus supplement.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Reference Asset (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the Notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Note). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the Notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the Notes will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Note and attributable to the Underlying Shares over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such Note for an amount equal to the "issue price" of the Note allocable to the Underlying Shares and, upon the date of sale, exchange or maturity of the Note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Note). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the Notes after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether the Reference Asset or any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the Reference Asset or one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Reference Asset and the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you if the Reference Asset or one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 21, 2024, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated February 21, 2024, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated February 21, 2024.

TABLE OF CONTENTS

Pricing Supplement

General	PS-4
Payment at Maturity	PS-4
Investor Suitability	PS-5
Risk Factors	PS-6
Illustrative Examples	PS-9
Description of the Reference Asset	PS-11
Events of Default and Acceleration	PS-12
Supplemental Plan of Distribution (Conflicts of Interest)	PS-12
U.S. Federal Income Tax Considerations	PS-12
Validity of the Notes	PS-13

ETF Underlying Supplement

Risk Factors	S-1
Reference Sponsors and Index Funds	S-12
The Consumer Staples Select Sector SPDR® Fund	S-13
The Energy Select Sector SPDR® Fund	S-15
The Financial Select Sector SPDR® Fund	S-17
The Health Care Select Sector SPDR® Fund	S-19
The Technology Select Sector SPDR® Fund	S-21
The Utilities Select Sector SPDR® Fund	S-23
The iShares® China Large-Cap ETF	S-25
The iShares® Global Clean Energy ETF	S-28
The iShares® Latin America 40 ETF	S-31
The iShares® MSCI Brazil ETF	S-33
The iShares® MSCI EAFE ETF	S-35
The iShares® MSCI Emerging Markets ETF	S-40
The iShares® MSCI Mexico ETF	S-41
The iShares® Russell 2000 ETF	S-44
The iShares® Transportation Average ETF	S-47
The iShares® U.S. Real Estate ETF	S-49
The Invesco S&P 500® Equal Weight ETF	S-51
The Invesco QQQ Trust℠, Series I	S-58
The SPDR® Dow Jones® Industrial Average ETF Trust	S-61
The SPDR® S&P 500® ETF Trust	S-63
The SPDR® S&P® Bank ETF	S-70
The SPDR® S&P® Regional Banking ETF	S-73
The SPDR® S&P Midcap 400® ETF Trust	S-74
The SPDR® S&P® Biotech ETF	S-81
The SPDR® S&P® Oil & Gas Exploration & Production ETF	S-82
The VanEck Vectors® Gold Miners ETF	S-83
The Vanguard® FTSE Emerging Markets ETF	S-86
The WisdomTree® Japan Hedged Equity Fund	S-88
Additional Terms of the Notes	S-92

Prospectus Supplement

Risk Factors	S-1
Pricing Supplement	S-12
Description of Notes	S-14
Use of Proceeds and Hedging	S-58
Certain ERISA and Related Considerations	S-59
U.S. Federal Income Tax Considerations	S-61
Supplemental Plan of Distribution (Conflicts of Interest)	S-87

Prospectus

About this Prospectus	1
Risk Factors	2
Where You Can Find More Information	3
Special Note Regarding Forward-Looking Statements	4
HSBC USA Inc.	6
Use of Proceeds	7
Description of Debt Securities	8
Description of Preferred Stock	19
Description of Warrants	24
Description of Purchase Contracts	29
Description of Units	32
Book-Entry Procedures	35
Limitations on Issuances in Bearer Form	39
U.S. Federal Income Tax Considerations Relating to Debt Securities	40
Certain European Union Tax Considerations Relating to Debt Securities	48
Plan of Distribution (Conflicts of Interest)	49
Notice to Canadian Investors	52
Notice to EEA Investors	53
Notice to U.K. Investors	54
U.K. Financial Promotion	54
Certain ERISA and Related Matters	55
Legal Opinions	57
Experts	58

You should only rely on the information contained in this document, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this document, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This document, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this document, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$863,000
Buffered Accelerated Market Participation Securities™ Linked to the iShares® MSCI EAFE ETF

May 28, 2025

Pricing Supplement